UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Manitowoc Company, Inc.

11270 West Park Place

Suite 1000,

Milwaukee, WI 53224

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc. Retirement Savings Plan Milwaukee, Wisconsin Financial Statements Years Ended December 31, 2018 and 2019

The Manitowoc Company, Inc. Retirement Savings Plan

Financial Statements

Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc. Retirement Savings Plan

Milwaukee, WI

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2003.

La Crosse, Wisconsin

June 27, 2019

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017

Assets

Investments - Interest in The Manitowoc Company, Inc.
Employees’ Profit Sharing Trust	$20,676,082	$28,147,722

Receivables:
Interest	1,073	979

Net assets available for benefits	$20,677,155	$28,148,701

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2018 and 2017

	2018	2017

Investment income(loss) - Interest in net appreciation(depreciation) in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	($3,738,376)	$4,569,823

Interest income on notes receivable from participants	0	8

Contributions:
Employer	0	25,745
Participant	0	122,812
Total contributions	0	148,557

Deductions:
Benefits paid to participants	3,673,843	22,750,110
Plan administrative expenses	59,327	72,477
Transfers to other plan	0	628,147

Total deductions	3,733,170	23,450,734

Net decrease in net assets available for benefits	(7,471,546)	(18,732,346)
Net assets available for benefits at beginning	28,148,701	46,881,047

Net assets available for benefits at end	$20,677,155	$28,148,701

See accompanying notes to financial statements.

Notes to Financial Statements

Note 1	Plan Description

The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code (IRC). The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the “Company”). Eligible employees include hourly domestic employees who are covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan.  The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Participants in the Plan include former collectively bargained employees of Manitowoc Cranes, LLC. which was a wholly owned subsidiary or division of the Company, which effective January 1, 2019 became part of Grove U.S. LLC. Effective January 1, 2018, The Manitowoc Company, Inc. no longer has collectively bargained employees and no contributions are being made to this Plan.

Notes to Financial Statements

Note 1	Plan Description (Continued)

Contributions

Prior to 2018, total annual contributions to a participant’s account were limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution, including catch-up contributions, subject to limitations established by the Internal Revenue Service (IRS).   The Plan also allowed direct rollovers from other qualified plans.  Rollovers are not matched.

Participants that were employed by Manitowoc Cranes, Inc. who were members of the Office and Professional Employees International Union Local 9 - AFL-CIO; and International Brotherhood of Electrical Workers - Local 158 received matching contributions at the rate of 25% of the first 4% of eligible compensation.

Participants that were employed by Manitowoc Cranes, LLC., who were members of Boilermakers Union - Local No. 443; Local Lodge 516 of the International Association of Machinist and Aerospace Workers Union AFL-CIO and Teamsters Union – Local No. 075 had a change in their match effective with the pay date that occurred on May 6, 2016.  The two unions received matching contributions at the rate of 50%, of the first 4% of eligible compensation.

All participants in the Plan were eligible for a discretionary profit sharing contribution.  There were no discretionary profit sharing contributions allocated for the 2018 or 2017 plan years.

Participants’ Accounts

Each participant’s account that was credited with the participant’s contributions, the Company’s contributions, is credited with allocation of plan earnings/losses and reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements

Note 1	Plan Description (Continued)

Vesting

All employee and rollover contributions and related earnings were 100% vested immediately.  Company contributions for Manitowoc Cranes, LLC vested subject to a six-year graded vesting schedule.

Participants who left the Company because of normal retirement, disability, or death were 100% vested.

Notes Receivable From Participants

In the event of financial hardship, as defined by IRS regulations, Plan participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their employee and rollover contributions account balance.  The notes were secured by the balance in the participant’s account and carried interest at prime rate plus 1%.  At December 31, 2018 and 2017 there were no outstanding notes.  Notes were repaid through payroll deductions over a period not to exceed five years.

Payment of Benefits

Plan participants’ vested account balances are available at normal retirement (age 65), disability retirement, death, and termination of employment.  Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  The Plan also allows for in-service distributions upon attaining age 59½.  Distributions may be made as soon as administratively feasible.

Forfeitures

At December 31, 2018 and 2017, forfeited non-vested accounts totaled $28,514 and $69,462, respectively.  These accounts will be used to reduce future employer contributions or to pay plan eligible expenses.  During 2018 and 2017, no amounts were used to reduce employer contributions. During 2018 and 2017, forfeitures used to offset plan expenses were $44,858 and $327, respectively.

Transfers To/From Other Plan

Prior to 2018, the Plan and the Company allowed participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus non-union).

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and trustee.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

There were no Note receivables as of December 31, 2018 and 2017.

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Plan.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are paid directly from the assets of the Master Trust.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

New Accounting Pronouncement

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force).  ASU 2017-06 clarify clarifies presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust.  ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted and will be applied retrospectively to each period where financial statements are presented.  The adoption of this ASU will impact certain disclosures around the plans interest in the master trust.

Notes to Financial Statements

Note 3	Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc.  Each participating retirement plan has an undivided interest in the Master Trust.  The assets of the Master Trust are held by BMO Harris Bank, N.A. (“BMO”).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses.  At December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust was approximately 9% and 10%, respectively.

Trust and certain administrative expenses and transfers out of the Master Trust, are specifically identified with the particular plan. Investment income (loss) and certain administrative expense relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

Notes to Financial Statements

Note 3	Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31, 2018 and 2017 are as follows:

	2018	2017

Investments with fair value determined by quoted market price:
Common/collective trust funds	$69,551,542	$100,647,897
Mutual funds	158,984,721	182,931,876
Total	$228,536,263	$283,579,773
Cash	183,388	130,558

Net assets of the Master Trust	228,719,651	283,710,331

Less - Net assets allocated to The Manitowoc Company, Inc. 401(K) Retirement Plan	208,043,569	255,562,609

Net assets allocated to the Plan at fair value	$20,676,082	$28,147,722

Investment income (loss) recognized by the Master Trust for the years ended December 31, 2018 and 2017 was allocated as follows:

	2018	2017
Investment income (loss):
Interest and dividends	$3,147,814	$2,837,882
Net appreciation (depreciation) in fair value of investments	(39,105,731)	41,999,790
Less investment expenses of the Master Trust:	(74,482)	(82,049)

Total investment income (loss) of the Master Trust	(36,032,399)	44,755,623
Less - Investment income (loss) allocated to The Manitowoc Company, Inc. 401(K) Retirement Plan	(32,294,023)	40,185,800

Net investment income (loss) allocated to the Plan	($3,738,376)	$4,569,823

Notes to Financial Statements

Notes to Financial Statements

Note 3	Investments in the Master Trust (Continued)

The following are the changes in net assets for the Master Trust for the years ended December 31, 2018 and 2017:

	2018	2017
Interest and dividends	$ 3,147,814	$ 2,837,882
Net appreciation (depreciation) in fair value of investments	(39,105,731)	41,999,790
Net investment income (loss)	(35,957,917)	44,837,672

Master Trust expenses	(74,482)	(82,049)

Net transfers	(18,958,281)	(48,331,005)
Decrease in assets	(54,990,680)	(3,575,382)

Net Assets
Beginning of Year	$ 283,710,331	$ 287,285,713
End of Year	$ 228,719,651	$ 283,710,331

12

Notes to Financial Statements

Note 4	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2018 and 2017.

Mutual funds:  Valued at the net asset value (‘NAV’) provided by the administrator of the fund.  The NAV is a quoted price in an active market.

Common/collective trust funds:  Valued at the NAV of units held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2018 and 2017:

	Fair Value Measurements at December 31, 2018
	(Level 1)	(Level 2)	(Level 3)	Total

Total mutual funds	$158,984,721	$0	$0	$158,984,721
Investments measured
at net asset value (a)	0	0	0	69,551,542

Total assets at fair value	$158,984,721	$0	$0	$228,536,263

	Fair Value Measurements at December 31, 2017
	(Level 1)	(Level 2)	(Level 3)	Total
Total mutual funds	$12,931,876	$0	$0	$182,931,876
Investments measured
at net asset value (a)	0	0	0	$100,647,897

Total assets at fair value	$182,931,876	$0	$0	$283,579,773

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Note 5	Net Asset Value Per Share

The following tables set forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2018 and 2017:

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2018
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Manitowoc Company, Inc. Common Stock Fund (a)	$11,124,982	0	Daily	Written or telephone notice	1 day

Welbilt Stock Fund - FBO Cranes(a)	$10,242,291	0	Daily	Written or telephone notice	1 day

Goldman Sachs Stable Value Fund (c)	$48,184,269	0	Daily	Written or telephone notice	1 day

Notes to Financial Statements

Note 5	Net Asset Value Per Share

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2017
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Manitowoc Company, Inc. Common Stock Fund (a)	$23,248,408	0	Daily	Written or telephone notice	1 day

Welbilt Stock Fund - FBO Cranes(a)	$26,356,316	0	Daily	Written or telephone notice	1 day

MTW Stable Value Fund (b)	$51,043,173	0	Daily	Written or telephone notice	1 day

(a)	This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock, or Welbilt Company stock.

The prices of the stocks can fluctuate from day to day or month to month and is designed for individuals who invest for the long term and can tolerate short-term volatility.

(b)	The objective of this investment is to seek safety of principal and consistency of return while attempting to maintain minimal volatility.

(c)	The objective of this investment is to earn income, while seeking to preserve capital and stability of principal.

Notes to Financial Statements

Note 6	Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and notes receivable from participants are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds and a money market fund managed by BMO.  BMO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  There were no fees paid by the Plan to the trustee directly for administrative expenses for 2018 or 2017, nor were there fees paid to the trustee through revenue sharing for 2018 or 2017.  The Plan paid fees directly to Morgan Stanley Global Banking for investment advisory services in the amount of $15,000 for 2018 and $11,250 for 2017.  The Plan paid recordkeeping fees to OneAmerica in the amount of $29,291 for 2018 and $43,415 for 2017 and paid audit fees to Wipfli LLP in the amount of $12,075 and $11,950 for the years ended December 31, 2018 and 2017, respectively. The Plan paid administrative fees to Willis of Illinois in the amount of $2,961 for 2018 and $5,862 for 2017.

Notes to Financial Statements

Note 7	Partial Plan Termination

The Manitowoc Company, Inc. intends to continue the Plan indefinitely; however, the Company reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 8	Tax-Exempt Status of the Plan

On November 9, 2017 the IRS declared that the Plan is qualified pursuant to Section 401 of the IRC.  Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 9	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017, to Form 5500:

	2018	2017

Net assets available for benefits per the financial statements	$20,677,155	$28,148,701
Pending distributions	(21,407)	(45,192)

Net assets available for benefits per Form 5500	$20,655,748	$28,103,509

Notes to Financial Statements

Note 9	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statement for the plan year December 31, 2018 and 2017, to Form 5500:

	2018	2017

Net decrease in net assets available for benefits per the financial statements	($7,471,546)	($18,732,346)
Pending distributions	23,785	(6,491)

Change in net assets per Form 5500	($7,447,761)	($18,738,837)

Note 10	Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 11	Voluntary Correction Program

The Company filed a Voluntary Correction Program (VCP) submission with the IRS on January 31, 2011, to address the manner, in which the Plan’s hardship and in-service distributions were approved for plan participants.  These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status.  As of December 31, 2018, the submission is still outstanding.

EXHIBIT INDEX
Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin on the 27th day of June, 2019.

Date: June 27, 2019	The Manitowoc Company, Inc.
(Registrant)

/s/ Barry L. Pennypacker
Barry L. Pennypacker
President and Chief Executive Officer

/s/ David J. Antoniuk
David J. Antoniuk
Senior Vice President and Chief Financial Officer

/s/ Thomas L. Doerr, Jr.
Thomas L. Doerr, Jr.
Senior Vice President, General Counsel & Secretary